Exhibit 99.1

07 July 2009

Dear Shareholders,

I am writing to inform you about recent changes to your board to strengthen our company and guide the next important stage of our product development.

Four highly experienced new directors, including a new chairman, have been appointed to the Progen board. These directors were selected through an independent process led by Spencer Stuart – a firm that specialises in finding executives and board members for companies throughout the world.

New chairman

Your new chairman, Stuart James, has extensive experience in the healthcare and financial services sectors, as well as in executive roles, spanning more than 30 years.

He was previously managing director and chief executive officer of Mayne Group Limited, where he was responsible for the transformation of the group into Symbion Health Limited and Mayne Pharma Limited — Australia’s leading manufacturer and distributor of cancer drugs. He also has an outstanding career as a board member.

Stuart’s understanding of the health care industry and regulatory and financial services is second to none. His experience will be invaluable to guiding your company through the next important stage of the commercialisation and further development of our products.

New directors

Supporting Stuart, three new directors have been appointed, each with decades of experience in the biotechnology and pharmaceutical industries. Your new directors are Dr Julie Cherrington, Dr John Chiplin and Dr Gordon Schooley. Their expertise will give this company an enormous boost at this critical time of our drug development process.

The full biographies of the new directors are attached to this letter. To summarise, Dr Cherrington has more than 30 years experience in the biotechnology and pharmaceutical industries including extensive experience in clinical trials and commercialisation programs. Dr. Cherrington was a leading contributor to the development of Sutent – likely to be Pfizer’s blockbuster cancer drug within the next few years.

Dr Chiplin has 25 years experience in the life science and technology industries including involvement in the operational and investment aspects of drug development. As ex-CEO of Peptech and Arana Pharmaceuticals, he has an intimate knowledge of the Australian biotechnology sector.

Dr Schooley has more than 35 years experience in the biotechnology and pharmaceutical industries and his focus has been on moving product through clinical development to regulatory approval and commercialisation.

All four non-executive directors have extensive board experience.

As I mentioned above, these new appointments were identified through an independent process which involved a global search for the best board members to lead your company.

The depth and relevance of experience of the new board members cannot be questioned.

Why a new board?

It is important that we have a strong and experienced board with an understanding of our industry and relevant backgrounds to guide the development of our product pipeline.

We have the technology, expertise and resources to progress our strong product pipeline. In addition our board has the knowledge and experience to successfully lead the company to deliver long-term value on your investment.

Previous board members

The three previous directors - Stephen Chang, Wolf Hanisch and me - have resigned from the board. I will continue as chief executive officer of Progen at the request of the new board.

Product pipeline update

Last time I wrote to you I mentioned we had signed a draft term sheet for the commercialisation of PI-88, now known by the name muparfostat, assigned by the US Food & Drug Association’s pharmaceutical product naming body. An unconditional agreement with Global TransBiotech Inc has been signed and they are now proceeding with their partners to progress the global licensing of our lead product. Progen and PharmaSynth, Progen’s wholly-owned biopharmaceutical contract manufacturing organisation, are working closely with Global TransBiotech to launch muparfostat registration trials in the post-resection liver cancer setting.  Global TransBiotech is focussing first on the Asian region, where liver cancer is prevalent and resection is a frequently used treatment. Muparfostat has demonstrated promise in this setting in a Phase 2 trial. Progen retains the rights to muparfostat in Australia, and we look forward to the conclusion of the current Phase 2 trial investigating the role of muparfostat in combination with DTIC for metastatic melanoma patients.

Our pipeline also includes the anti-cell proliferation compound PG11047, which is currently in two separate Phase 1 trials that are both nearing completion. We are now preparing to start Phase 2 trials for PG11047.

In preclinical development we have the PG500 series anti-angiogenesis compounds and we are preparing the critical studies that we need to file an Investigative New Drug (IND) application with the US Food and Drug Administration (FDA).

Also in preclinical development is PG11144, a compound that has demonstrated anti-cancer activity in preclinical studies. Laboratory studies also suggest that its anti-cancer activity might also be due in part to epigenetic activity. We are currently expanding our discovery efforts in epigenetics, an exciting and rapidly emerging area relevant to cancer therapy. We intend to form a strong and competitive foundation to pursue epigenetic targets and related compounds in this area of cancer therapeutics.

Lastly, we are leveraging our world-class position in heparanase inhibition. Preparations are underway to expand the small molecules we have identified to inhibit heparanase. Our goal is to design orally-available drugs that inhibit heparanase that can be developed for indications such as cancer.

As we proceed into 2010, a year in which we are very likely to see the partnered muparfostat in registration trials that will lead it to commercialisation; PG11047 in Phase 2 development; the PG545 in Phase 1 development; IND-enabling preclinical development of PG11144; and the development of lead compounds in the small molecule heparanase inhibitor portfolio.

I look forward to working with the new board to progress our product pipeline and realise our vision for Progen.

Yours sincerely,

Justus Homburg